EXHIBIT 12
INTERNATIONAL LEASE FINANCE CORPORATION AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK
DIVIDENDS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006 AND 2005
(Dollars in thousands)

			Restated
	2006		2005
	(Unaudited)
Earnings:
Net Income	$363,144		$397,614
Add: Add:
Provision for income taxes	169,122		186,965
Fixed charges	1,123,876		879,495
Less: Less:
Capitalized interest	(36,715)		(40,380)

Earnings as adjusted (A)	$1,619,427		$1,423,694

Fixed and preferred stock dividends:
Preferred dividend requirements	$4,108		$3,328
Ratio of income before provision for income taxes to net income	147%		147%

Preferred dividend factor on pretax basis	6,039		4,892

Fixed Charges:
Interest expense	1,084,860		836,789
Capitalized interest	36,715		40,380
Interest factors of rents	2,301		2,326

Fixed charges as adjusted (B)	1,123,876		879,495

Fixed charges and preferred stock dividends (C)	$1,129,915		$884,387

Ratio of earnings to fixed charges (A) divided by (B)	1.44	x	1.62	x

Ratio of earnings to fixed charges and preferred stock dividends (A) divided by (C)	1.43	x	1.61	x